UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 15)*

TD Ameritrade Holding Corporation

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

87236Y 10 8

(CUSIP Number)

Norie C. Campbell, Esq.

The Toronto-Dominion Bank

Toronto-Dominion Centre

P.O. Box 1

Toronto, Ontario M5K IA2

(416) 308-6963

Copy to:

Lee Meyerson, Esq.

Simpson Thacher & Bartlett LLP

425 Lexington Avenue

New York, NY 10017

(212) 455-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 14, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS The Toronto-Dominion Bank
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 232,419,287*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 232,419,287*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,419,287*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.24% (1)
14	TYPE OF REPORTING PERSON (See Instructions) BK

*	As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities (as defined below) may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Form 4 filed by J. Joe Ricketts on January 3, 2013, the Form 4 filed by Marlene M. Ricketts on August 31, 2012, the Form 3 filed by the J. Joe Ricketts 1996 Dynasty Trust on March 17, 2006 and the Form 3 filed by the Marlene M. Ricketts 1994 Dynasty Trust on March 17, 2006, the Ricketts Parties for whom ownership information is publicly available are estimated to beneficially own, in the aggregate, approximately 78.82 million shares of Issuer Common Stock (as defined herein), representing approximately 14.33% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of April 29, 2013 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act ”), with respect to TD Ameritrade.
(1)	Based on 550,175,447 shares of Issuer Common Stock outstanding as of April 29, 2013 as reported by the Issuer in its quarterly report on Form 10-Q filed on May 6, 2013.

CUSIP No. 87236Y 10 8

1	NAMES OF REPORTING PERSONS TD Luxembourg International Holdings S.a.r.l.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Luxembourg
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 232,419,287*
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 232,419,287*
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 232,419,287*
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 42.24%*(1)
14	TYPE OF REPORTING PERSON (See Instructions) OO

*	As described in the Statement (as defined below), based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities (as defined below) may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Form 4 filed by J. Joe Ricketts on January 3, 2013, the Form 4 filed by Marlene M. Ricketts on August 31, 2012, the Form 3 filed by the J. Joe Ricketts 1996 Dynasty Trust on March 17, 2006 and the Form 3 filed by the Marlene M. Ricketts 1994 Dynasty Trust on March 17, 2006, the Ricketts Parties for whom ownership information is publicly available are estimated to beneficially own, in the aggregate, approximately 78.82 million shares of Issuer Common Stock (as defined herein), representing approximately 14.33% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of April 29, 2013 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act ”), with respect to TD Ameritrade.
(1)	Based on 550,175,447 shares of Issuer Common Stock outstanding as of April 29, 2013 as reported by the Issuer in its quarterly report on Form 10-Q filed on May 6, 2013.

Item 1: Security and Issuer

This Amendment No. 15 hereby amends and supplements the statement of beneficial ownership on Schedule 13D relating to the common stock, $0.01 par value per share (the “Issuer Common Stock”) of TD Ameritrade Holding Corporation, a Delaware corporation (the “Issuer”), initially filed on January 25, 2006, as amended by Amendment No. 1 thereto filed on February 24, 2006, Amendment No. 2 thereto filed on April 14, 2006, Amendment No. 3 thereto filed on May 5, 2006, Amendment No. 4 thereto filed on May 11, 2006, Amendment No. 5 thereto filed on May 19, 2006, Amendment No. 6 thereto filed on May 26, 2006, Amendment No. 7 thereto filed on September 14, 2006, Amendment No. 8 thereto filed on February 5, 2009, Amendment No. 9 thereto filed on August 13, 2010, Amendment No. 10 thereto filed on January 20, 2011, Amendment No. 11 thereto filed on February 10, 2011, Amendment No. 12 thereto filed on February 24, 2011, Amendment No. 13 thereto filed on November 8, 2011 and Amendment No. 14 thereto filed on March 16, 2012 (as amended, and as it may be further amended from time to time, this “Statement”), by the Reporting Persons (as defined in Item 2 hereof) with respect to the items set forth below. Unless otherwise indicated herein, capitalized terms used and not defined in this Amendment No. 15 shall have the respective meanings herein as are ascribed to such terms in the Statement.

Item 2: Identity and Background

Item 2 of the Statement is hereby amended and restated in its entirety (other than with respect to Schedule I to the Statement, which is amended and supplemented as provided for in this Amendment No. 15) as follows:

This Statement is being filed by The Toronto-Dominion Bank, a Canadian chartered bank (“TD”), and TD Luxembourg International Holdings S.a.r.l., a private limited liability company existing under the laws of Luxembourg and a wholly-owned subsidiary of TD (“TD LIH” and together with TD, the “TD Entities” or the “Reporting Persons”). TD and its subsidiaries are principally engaged in the business of personal, commercial and wholesale banking and wealth management. The principal executive office of TD is located at Toronto-Dominion Centre, P.O. Box 1, Toronto, Ontario, Canada M5K IA2 and the principal executive office of TD LIH is located at 46A, Avenue J. F. Kennedy, First Floor, L-2958 Luxembourg, Grand-Duchy of Luxembourg.

The name, business address, citizenship and present principal occupation or employment of each director and executive officer of each of the TD Entities and the name and principal business and address of any corporation or other organization in which such employment is conducted are set forth in Schedule I hereto and are incorporated by reference herein.

During the last five years, none of the TD Entities or, to the knowledge of the TD Entities, any of their respective executive officers or directors named in Schedule I hereto has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 4: Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the following:

As previously disclosed in the Statement, as of October 31, 2011, the Issuer, TD, TD LIH and the Ricketts Parties entered into Amendment No. 4 to the Stockholders Agreement, dated as of June 22, 2005 (“Amendment No. 4”). Under Amendment No. 4: (i) TD has until January 24, 2014 to take all actions reasonably necessary to reduce its ownership in the Issuer to 45% of the outstanding Issuer Common Stock; (ii) TD is required to take all actions reasonably necessary to commence reduction of its ownership in the Issuer Common Stock and then continue such reduction for so long as such reduction can be executed at a price per share equal to or greater than TD’s then-applicable average carrying value per share of Issuer Common Stock; and (iii) in connection with stock repurchases by the Issuer, TD’s ownership interest in the Issuer will not exceed 48% of the outstanding Issuer Common Stock. Consistent with their review of their investment in the Issuer and their business affairs, financial position and capital requirements, the TD Entities determined to sell 15,000,000 shares of Issuer Common Stock. Accordingly, on May 14, 2013, TD LIH sold 15,000,000 shares of Issuer Common Stock at a price of $21.72 per share, pursuant to Rule 144 of the Securities Act of 1933, as amended, in a transaction directly with a market maker. As a result of this sale, as of May 14, 2013, TD’s ownership in the Issuer represented approximately 42.24% of the outstanding Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of April 29, 2013 as reported by the Issuer). In addition, assuming the Issuer repurchases the approximately 24.9 million shares remaining as of March 31, 2013 under the authorized repurchase program approved by the Issuer’s board of directors in October 2011, TD’s beneficial ownership of the Issuer Common Stock is expected to be approximately 44.25%.

In addition, as previously disclosed in the Statement, the TD Entities intend to continue to review from time to time their investment in the Issuer and their business affairs, financial position and capital requirements. Based upon such review, as well as general economic, market and industry conditions and prospects existing at the time, the TD Entities may consider from time to time alternative courses of action as permitted by the Stockholders Agreement. Subject to the terms of the Stockholders Agreement, such actions may include additional sales of shares of Issuer Common Stock or other securities of the Issuer through sales plans, in open market transactions, privately negotiated transactions, through a public offering or otherwise, or the acquisition of additional shares of Issuer Common Stock or other securities of the Issuer directly from the Issuer, through open market purchases, in privately negotiated transactions, through a tender or exchange offer or a merger, reorganization or comparable transaction, through exercise of its rights under the Stockholders Agreement or otherwise. Subject to the terms of the Stockholders Agreement, these actions may constitute a “going-private transaction” and/or could result in (i) changes to the board of directors of the Issuer, (ii) changes in the capitalization or dividend policy of the Issuer, (iii) changes in the Issuer’s certificate of incorporation or bylaws, (iv) delisting of the Issuer Common Stock from the New York Stock Exchange (or other national securities market or inter-dealer quotation system), (v) termination of registration of the Issuer Common Stock pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended, and/or (vi) other events comparable to those enumerated above.

Other than as described in this Statement, the TD Entities do not have any present plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5: Interest in Securities of the Issuer

Item 5(a), (b) and (c) of the Statement is hereby amended and supplemented by the following:

(a) and (b). As of May 14, 2013 (after giving effect to the sale of shares of Issuer Common Stock described herein), TD LIH is the record and beneficial owner of 232,419,287 shares of Issuer Common Stock, representing approximately 42.24% of the outstanding shares of Issuer Common Stock (based on the number of shares of Issuer Common Stock outstanding as of April 29, 2013 as reported by the Issuer). TD controls TD LIH and accordingly beneficially owns the shares of Issuer Common Stock held by such entity.

Except for Mr. Clark, Mr. Bragg, Ms. Maidment and Mr. Prezzano, as of May 14, 2013, none of the individuals listed on Schedule I beneficially owned any shares of Issuer Common Stock. As of May 14, 2013, Mr. Clark beneficially owned 6,000 shares of Issuer Common Stock; Mr. Bragg beneficially owned 113,000 shares of Issuer Common Stock; Ms. Maidment beneficially owned 38,618 shares of Issuer Common Stock and Mr. Prezzano beneficially owned 102,436 shares of Issuer Common Stock.

Based on the provisions relating to voting agreements and (except with respect to the Ricketts Grandchildren Trust) the grant of proxies contained in the Stockholders Agreement, the TD Entities may be deemed to share voting power over the shares beneficially owned by the Ricketts Parties. Based on information set forth in the Form 4 filed by J. Joe Ricketts on January 3, 2013, the Form 4 filed by Marlene M. Ricketts on August 31, 2012, the Form 3 filed by the J. Joe Ricketts 1996 Dynasty Trust on March 17, 2006 and the Form 3 filed by the Marlene M. Ricketts 1994 Dynasty Trust on March 17, 2006, the Ricketts Parties for whom ownership information is publicly available are estimated to beneficially own, in the aggregate, approximately 78.82 million shares of Issuer Common Stock (as defined herein), representing approximately 14.33% of the outstanding shares of Issuer Common

Stock (based on the number of shares of Issuer Common Stock outstanding as of April 29, 2013 as reported by the Issuer). The TD Entities disclaim beneficial ownership of all shares held by the Ricketts Parties. The number of shares reported as held by the TD Entities does not include shares held by the Ricketts Parties. However, as described in Item 6 of the Statement, the TD Entities and the Ricketts Parties acknowledge that they constitute a “group,” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the “Exchange Act”), with respect to the Issuer.

All information contained in the Statement relating to the Ricketts Parties is based on information provided in, and solely with respect to the Ricketts Parties for whom ownership information is reported in, the public filings of the Issuer. While the TD Entities have no reason to believe that such information is inaccurate or incomplete, the TD Entities do not assume any responsibility for the accuracy or completeness of such information.

(c) Except as described below, none of the TD Entities nor, to the best of the TD Entities’ knowledge, any of the individuals named in Schedule I hereto, has engaged in any transaction in shares of Issuer Common Stock in the last 60 days.

On May 14, 2013, TD LIH sold 15,000,000 shares of Issuer Common Stock at a price of $21.72 per share, pursuant to Rule 144 of the Securities Act of 1933, as amended, in a transaction directly with a market maker.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 15, 2013

THE TORONTO-DOMINION BANK

By:	/s/ Leslie Johnson
Name:	Leslie Johnson
Title:	Vice President, Legal, Transactions

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A R.L.

By:	/s/ Dave Sparvell
Name:	Dave Sparvell
Title:	Board Manager

SCHEDULE I

INFORMATION RELATING TO THE DIRECTORS AND EXECUTIVE OFFICERS

OF THE TD ENTITIES

Schedule I to the Schedule 13D Filing is hereby amended and restated as follows:

Name	Present Principal Occupation or Employment and Address

THE TORONTO-DOMINION BANK

DIRECTORS

William E. Bennett (US Citizen)	Corporate Director and former President, Director and Chief Executive Officer, Draper & Kramer, Inc. 55 West Monroe Street Suite 2530 Chicago, Illinois 60603-5008

Hugh J. Bolton (Canadian Citizen)	Chair of the Board EPCOR Utilities Inc. 2000 - Epcor Tower 10423 - 101 Street NW Edmonton, Alberta T5H 0E8

John L. Bragg (Canadian Citizen)	President and Co-Chief Executive Officer Oxford Frozen Foods Limited 4881 Main St. P.O. Box 220 Oxford, N.S. B0M 1P0

Amy W. Brinkley (US Citizen)	Consultant, AWB Consulting, LLC 2225 Sharon Lane Charlotte, North Carolina 28211

W. Edmund Clark (Canadian Citizen)	Group President and Chief Executive Officer The Toronto-Dominion Bank P.O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Colleen A. Goggins (US Citizen)	Corporate Director and former Worldwide Chairman, Consumer Group, Johnson & Johnson 7 Constitution Hill East Princeton, New Jersey 08540

Henry H. Ketcham (US and Canadian Citizen)	Executive Chairman West Fraser Timber Co. Ltd. Suite 501 – 858 Beatty Street Vancouver, BC V6B 1C1

Brian M. Levitt (Canadian Citizen)	Chairman of the Board The Toronto-Dominion Bank P.O. Box 1, TD Bank Tower 66 Wellington Street West Toronto, Ontario M5K 1A2

Harold H. MacKay (Canadian Citizen)	Counsel MacPherson Leslie & Tyerman LLP 1500 – 1874 Scarth St. Regina, Saskatchewan S4P 4E9

Karen E. Maidment (Canadian Citizen)	Corporate Director and former Chief Financial and Administrative Officer BMO Financial Group 92 Salisbury Avenue Cambridge, Ontario N1S 1J5

Irene R. Miller (US and Canadian Citizen)	Chief Executive Officer Akim, Inc. 186 Riverside Drive, #10E New York, NY 10024

Nadir H. Mohamed (Canadian Citizen)	President and Chief Executive Officer Rogers Communications Inc. 333 Bloor Street East, 10th Floor Toronto, Ontario M4W 1G9

Wilbur J. Prezzano (US Citizen)	Corporate Director and retired Vice Chairman Eastman Kodak Company 28 Murray Blvd. Charleston, South Carolina 29401-2350

Helen K. Sinclair (Canadian Citizen)	Chief Executive Officer BankWorks Trading Inc. 181 Bay Street Bay Wellington Tower - Brookfield Place Suite 1400 Toronto, Ontario M5J 2V1

EXECUTIVE OFFICERS

Riaz Ahmed (Canadian Citizen)	Group Head, Corporate Development, Enterprise Strategy and Treasury Corporate Office, TD Bank Group

Norie Clare Campbell (Canadian Citizen)	Group Head Legal, Compliance and Anti-Money Laundering and General Counsel, TD Bank Group

Mark Russell Chauvin (Canadian Citizen)	Group Head and Chief Risk Officer, Risk Management, Corporate Office, TD Bank Group

William Edmund Clark (Canadian Citizen)	Group President and Chief Executive Officer, TD Bank Group

Theresa Lynn Currie (Canadian and U.S. Citizen)	Group Head Direct Channels, Marketing, Corporate Shared Services and People Strategies, Corporate Office, TD Bank Group

Robert Edward Dorrance (Canadian Citizen)	Group Head, Wholesale Banking, TD Bank Group and Chairman, Chief Executive Officer & President, TD Securities

Timothy David Hockey (Canadian Citizen)	Group Head, Canadian Banking, Auto Finance and Credit Cards, TD Bank Group and President and Chief Executive Officer, TD Canada Trust

Colleen Mary Johnston (Canadian Citizen)	Group Head Finance, Sourcing and Corporate Communications, and Chief Financial Officer, Corporate Office, TD Bank Group

Bharat Bhagwanji Masrani (Canadian and British Citizen)	Group Head, U.S. Personal and Commercial Banking, TD Bank Group and President and Chief Executive Officer, TD Bank, N.A.

Francis Joseph McKenna (Canadian Citizen)	Deputy Chair, TD Bank Group

Michael Bo Pedersen (Canadian Citizen)	Group Head, Wealth Management, Insurance, and Corporate Shared Services, TD Bank Group

TD LUXEMBOURG INTERNATIONAL HOLDINGS S.A.R.L.

DIRECTORS

Annemarie Jung	Board Manager
(Luxembourg Citizen)	TD Luxembourg International Holdings S.a.r.l.
46A Avenue JF Kennedy
L-2958 Luxembourg

Yves Sawaya	Board Manager
(Canadian and French Citizen)	TD Luxembourg International Holdings S.a.r.l.
46A Avenue JF Kennedy
L-2958 Luxembourg

Dave Sparvell	Board Manager
(British Citizen)	TD Luxembourg International Holdings S.a.r.l.
46A Avenue JF Kennedy
L-2958 Luxembourg